UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Southwest Gas Holdings, Inc.

(Name of Subject Company)

Southwest Gas Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $1 per share

Preferred Stock Purchase Rights

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Karen S. Haller

Executive Vice President / Chief Legal & Administrative Officer

Southwest Gas Holdings, Inc.

8360 S. Durango Dr., P.O. Box 98510

Las Vegas, Nevada

(702) 876-7237

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Brandon C. Parris

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Southwest Gas Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 9, 2021. The Statement relates to the unsolicited tender offer by IEP Utility Holdings LLC, a Delaware limited liability company, and Icahn Enterprises Holdings L.P., a Delaware limited partnership, to purchase any and all of the issued and outstanding shares of common stock, par value $1 per share, of the Company at a price of $75.00 per share, in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 4 The Solicitation or Recommendation.

The first and second paragraphs on page 16 of the Statement, under the subsection entitled Consummation of the Offer could trigger a default under Southwest Gas’ credit agreements and a mandatory repurchase offer for Southwest Gas’ outstanding 2041 senior notes. The Offer describes no plan to fund these liabilities or the resulting effects on Southwest Gas, is hereby amended and restated in its entirety as follows:

“If Mr. Icahn consummates the Offer and acquires more than 50% of the outstanding Shares then a default would be triggered under Southwest Gas’ credit agreements. In such event, the lenders under the credit agreements will have, among others, the right to cause all unpaid amounts under the credit agreements, which were approximately $553.4 million as of September 30, 2021, to be immediately due and payable.

In addition, if Mr. Icahn consummates the Offer and acquires more than 50% of the outstanding Shares then Southwest Gas will be required to make an offer to repurchase all of Southwest Gas’ outstanding 6.10% senior notes due 2041 at a price equal to 100% of the principal of such notes plus a 1% premium on such principal amount, together with accrued interest. As of September 30, 2021, approximately $125 million in aggregate principal amount of such 2041 senior notes was outstanding.”

Item 8 Additional Information.

The second paragraph on page 27 of the Statement, under the subsection entitled Effect of the Offer on the Company’s Outstanding Indebtedness, is hereby amended and restated in its entirety as follows:

“On January 13, 2022, the Board of Directors of the Company, constituting the “Incumbent Board” (as defined below), adopted a Board resolution designating the Icahn Slate, should such slate of directors be elected by shareholders at the 2022 Annual Meeting, as “continuing directors” for the sole purpose of ensuring that the “change in control” provisions in the Debt Documents and the 2041 Notes are not triggered by the nomination (or election) of any member or members from the Icahn Slate at the 2022 Annual Meeting.

In no way does such action change the Board’s unanimous recommendation that holders of Shares REJECT the Offer and NOT TENDER any Shares pursuant to the Offer. The Board has determined that Icahn’s offer is inadequate, coercive, uncertain and illusory. In addition, such action does not constitute an endorsement or recommendation in favor of any member or members of the Icahn Slate.

Under both the Debt Documents and the 2041 Notes, the “change in control” provisions are triggered when, among other triggers, (i) any person or group of associated persons acting in concert acquires an aggregate of more than 50% of the outstanding shares of voting stock of the Company, or (ii) if a majority of the Board are not the “Incumbent Board,” which is defined as members of the Board as of the effective date of the applicable Debt Document or the date on which the 2041 Notes were issued, as applicable, or who subsequently became directors and whose election or nomination for election was approved by the majority of the Incumbent Board. In the event that the Icahn Group acquires ownership of more than 50% of the outstanding Shares, including as a result of the consummation of the Offer, and/or the majority of the Board is composed of the Icahn Slate after the 2022 Annual Meeting, and the nomination and election of such Board was not approved by the applicable Incumbent Board, then: (i) under the Debt Documents, an immediate event of default will occur, which will give the applicable agent and lenders or letter of credit issuers under such Debt Documents the right to exercise remedies, including to accelerate amounts owing under such Debt Documents, and (ii) under the 2041 Notes, Southwest Gas Corporation will be required to make an offer to repurchase all of the outstanding 2041 Notes at a price equal to 100% of the principal amount of the 2041 Notes outstanding plus a premium equal to 1% of such principal amount, together with accrued and unpaid interest (each, a “Change of Control Effect”).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SOUTHWEST GAS HOLDINGS, INC. /s/ Thomas E. Moran
Date: January 14, 2022	Thomas E. Moran
Corporate Secretary/Legal Counsel